[redacted]

SECURI 06008779 ON

RECD S.E.C.

MAY 26 2006

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, 9th Floor
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter (312) 499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital Partners LLC, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KIMBERLI K. LIPPIATT
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 04/17/10

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
March 31, 2006

Macquarie Capital Partners LLC and Subsidiaries
Index
March 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
Macquarie Capital Partners LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of Macquarie Capital Partners LLC and its subsidiaries (collectively, the "Company") at March 31, 2006, and the results of their operations and their cash flows for the year ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 15, 2006

Macquarie Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2006

Assets		
Cash and cash equivalents	$	33,686,311
Accounts receivable		4,942,244
Investments, at fair value (cost of $706,544)		706,544
Fixed assets, net of accumulated depreciation		619,849
Prepaid assets		345,216
Other assets		53,183
Total assets	$	40,353,347
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	9,820,014
Deferred compensation payable		6,397,251
Long-term liabilities		414,152
Other liabilities		51,309
Total liabilities		16,682,726
Members' equity		
Members' capital		23,128,851
Accumulated other comprehensive income		541,770
Total members' equity		23,670,621
Total liabilities and members' equity	$	40,353,347

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended March 31, 2006

Revenues	
Placement agent fees	$ 38,842,323
Other income	3,195,883
Total revenues	42,038,206
Expenses	
Payroll and related costs	23,967,623
Professional fees	2,592,569
Occupancy costs	1,107,569
Travel and entertainment	802,452
Sales and income taxes	697,431
Marketing and presentation costs	487,244
Office expenses	461,074
Insurance expense	253,372
Recruitment	229,857
Depreciation	181,106
Industry databases and publications	142,587
Regulatory fees and expenses	53,801
Other expenses	926,877
Total expenses	31,903,562
Net income	10,134,644
Other comprehensive income	
Foreign currency translation adjustments	(296,161)
Comprehensive income	$ 9,838,483

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiaries
Consolidated Statement of Members' Equity
Year Ended March 31, 2006

	Members' Capital	Accumulated Other Comprehensive Income	Total Members' Equity
Balance at March 31, 2005	$ 15,573,696	$ 837,931	$ 16,411,627
Net income	10,134,644	-	10,134,644
Redemptions	(500)	-	(500)
Capital contributions	500	-	500
Distributions	(2,579,489)	-	(2,579,489)
Foreign currency translation adjustments	-	(296,161)	(296,161)
Balance at March 31, 2006	$ 23,128,851	$ 541,770	$ 23,670,621

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended March 31, 2006

Cash flows from operating activities	
Net income	$ 10,134,644
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation expense	181,106
Realized loss on disposition of fixed assets	9,906
Deferred compensation costs	3,542,856
Increase in accounts receivable	(1,300,875)
Decrease in prepaid and other assets	6,809
Increase in accounts payable and accrued expenses	1,884,765
Decrease in long-term liabilities	(33,678)
Decrease in other liabilities	(35,000)
Net cash flows provided by operating activities	14,390,533
Cash flows from investing activities	
Purchase of fixed assets	(124,401)
Investment in real estate private equity fund, net of distributions	(193,833)
Proceeds from sale of investments in deferred compensation plans	7,826,771
Investment in deferred compensation plans	(3,774,530)
Net cash flows provided by investing activities	3,734,007
Cash flows from financing activities	
Redemption of Class C units	(500)
Purchase of Class C units	500
Distributions to members	(2,579,489)
Net cash flows used in financing activities	(2,579,489)
Effect of foreign currency translations	(296,161)
Net increase in cash and cash equivalents	15,248,890
Cash and cash equivalents	
Beginning of year	18,437,421
End of year	$ 33,686,311
Non-cash investing activities	
Acquisition of fixed assets under capital lease obligation	$ 173,842

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

Macquarie Capital Partners LLC ("MCP") and its wholly owned subsidiary, Macquarie Capital Partners Limited ("MCP Ltd."), were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. MCP is a registered broker-dealer in the United States and has offices in Chicago and New York. MCP Ltd. is a licensed securities dealer in the United Kingdom and maintains an office in London. MCP does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

MCP has two additional subsidiaries, Evergreen Investment Advisors LLC ("EIA") and EREP Investment Partners LLC ("EIP"), which were established to manage and hold a minority stake in a real estate private equity fund which commenced investing activity in April 2005.

During the year ended March 31, 2006, Class A and Class C members held 50.001% and 49.999% ownership interests in MCP, respectively. The Class A interests are owned by Macquarie Real Estate Inc., a subsidiary of Macquarie Bank Limited. The Class C interests are owned by management members of MCP. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Third Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Principles of Financial Presentation
The accompanying consolidated financial statements include the results of MCP, MCP Ltd., EIA and EIP (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets
Fixed assets are recorded at cost or at fair value under a capital lease. Depreciation is computed on the straight-line method over the estimated useful life of the asset (generally three to ten years).

Investments
The Company's investments include an interest in a real estate private equity fund and other investments with original maturities of greater than three months. Investments are carried at actual or estimated fair value. Changes in fair value are recorded as other income or expense.

Fees
Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks.

Reimbursable Expenses
Expenses which are reimbursed by customers are recorded as $492,896 of other income and other expenses in the consolidated statement of operations.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. MCP Ltd., whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive income as a separate component of members' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Macquarie Bank
The following summarizes the services provided by Macquarie Bank and its subsidiaries to the Company for the year ended March 31, 2006:

Accounting, administrative and information technology services	$ 229,782
Subleased office space	963,703
	$ 1,193,485

Accounting, administrative and information technology services are included in professional fees. Expenses relating to subleased office space are included in occupancy expense. At March 31, 2006, the Company had a balance due to Macquarie Bank of $203,080, which is included in accounts payable and accrued expenses.

During the year ended March 31, 2006, the Company earned office service fees of $54,150 from Macquarie Bank, its subsidiaries and affiliates, which are included in other income. Placement agent fees of $22,014,867 were earned as a result of transactions involving Macquarie Bank, its subsidiaries and affiliates. At March 31, 2006, the Company had a receivable from Macquarie Bank and its subsidiaries of $1,302,949 included in accounts receivable.

Macquarie Bank (through a subsidiary) has issued to MCP a Revolving Credit Agreement and Note for up to $2 million. There were no borrowings by MCP on this Credit Agreement during the year ended March 31, 2006.

Evergreen Investment Advisors LLC
EIA manages a real estate private equity fund of which EIP is a minority investor. For the year ended March 31, 2006, EIA earned $73,408 in management fees, which is included in other income in the consolidated statement of operations.

4. Deferred Compensation Plans

The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which vest and are paid out over a three year period, with both vesting and cash payments subject to discretionary approval by the Executive Committee of the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund. Payroll and related costs are recorded as the awards vest. Approximately $4.3 million was recorded in payroll and related costs for the year ended March 31, 2006. The remainder of approximately $1.9 million will be recorded in the future as vesting occurs.

5. Fixed Assets

Fixed assets consisted of the following at March 31, 2006:

Computer equipment and software	$ 482,558
Office furniture and equipment	636,710
Accumulated depreciation	(499,419)
	$ 619,849

6. Commitments

In May 2004, MCP entered into a Premises and Facilities Agreement with Macquarie Holdings (USA) Inc., a subsidiary of Macquarie Bank. Under this agreement, MCP is sub-leasing office space through October 2013. The related rent payments due are as follows:

Years ended March 31,	
2007	$ 270,652
2008	276,689
2009	282,726
2010	288,763
2011	294,800
Thereafter	789,821

In May 2004, MCP entered into a Furniture Agreement with Macquarie Holdings (USA) Inc. Under this capital lease, MCP obtained office furniture. The lease expires on October 29, 2013, at which time MCP will have full ownership of the furniture. In September 2005, MCP Ltd. entered into a Services and Facilities Agreement with Macquarie Bank Limited, whereby MCP Ltd. obtained office furniture. This capital lease expires in August 2010, at which time MCP Ltd. will have full ownership of the furniture. Monthly payments under these leases are based on LIBOR plus 1%. The net present value of the minimum lease payments are accrued on the consolidated statement of financial condition, and are payable as follows:

Years ended March 31,		
2007	$	57,811
2008		57,811
2009		57,811
2010		57,811
2011		38,585
Thereafter		64,204

In March 2005, the Company made a capital commitment of $2 million to a related-party real estate private equity fund. As of March 31, 2006, $204,235 of this commitment had been contributed to the fund and is included in investments on the consolidated statement of financial condition.

7. Income Taxes

As a limited liability corporation, MCP is not subject to U.S. federal income taxes. Taxable earnings of MCP flow through to the members. MCP is subject to various taxes such as an Illinois replacement tax and New York unincorporated business tax. MCP Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. MCP Ltd.'s income tax expense for the year ended March 31, 2006 was $509,241. Deferred tax assets and liabilities related to MCP Ltd. are not material to the Company.

8. Reserve Requirements and Net Capital Requirements

MCP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. MCP utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At March 31, 2006, MCP had net capital of $18,815,598 which exceeded required net capital by $18,316,016.

MCP claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation of Subsidiaries	MCP
Total assets	$ 40,353,347	$ (2,628,120)	$ 37,725,227
Total liabilities	16,682,726	(2,628,120)	14,054,606
Total equity	23,670,621	-	23,670,621

The Company's investment in subsidiaries of $7,812,642 is not included as capital in the computation of MCP's net capital under Rule 15c3-1.

MCP Ltd. is subject to maintenance of adequate Financial Resource Requirements as promulgated by the Financial Services Authority in the UK. MCP Ltd. was in compliance with its regulatory requirements at March 31, 2006.

9. Subsequent Events

On April 13, 2006, distributions of $1,211,739 and $2,513,942 were made to Class A and Class C members, respectively.

During April 2006, the Company granted and funded deferred compensation awards of $6,221,950 under the deferred compensation plan discussed in Note 4.

SUPPLEMENTAL SCHEDULES

Macquarie Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2006 **Schedule I**

Net capital		
Total members' equity	$	23,670,621
Other allowable credits		5,947,250
Investment in subsidiaries		(7,812,642)
Other non-allowable assets		(2,762,472)
Other charges		(2,662)
Net capital before haircut		19,040,095
Haircut on securities		(224,497)
Net capital	$	18,815,598
Aggregate indebtedness (AI)	$	7,493,744
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	499,582
Excess net capital	$	18,316,016
Excess net capital at 1,000% (net capital minus 10% of AI)	$	18,066,223

There are no differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

Macquarie Capital Partners LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2006 **Schedule II**

MCP claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, MCP is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

Macquarie Capital Partners LLC

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Members of
Macquarie Capital Partners LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Macquarie Capital Partners LLC (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control activities and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 15, 2006